Staffing 360 Solutions, Inc.

757 Third Avenue, 27th Floor

New York, NY 10017

July 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	Staffing 360 Solutions, Inc. Registration Statement on Form S-1 Filed on July 15, 2022 File No. 333-266162 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on July 20, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Brendan Flood
Chairman and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP